Filed by Clifton Bancorp Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Clifton Savings Bancorp, Inc.

Commission File No. 000-50358

FOR IMMEDIATE RELEASE

Contact:	Bart D’Ambra
(973) 473-2200

CLIFTON SAVINGS BANCORP, INC.

ANNOUNCES STOCK OFFERING RESULTS

Clifton, New Jersey, March 19, 2014 — Clifton Savings Bancorp, Inc., a federal corporation (the “Company”) (NasdaqGS: CSBK), announced today that Clifton Bancorp Inc., a Maryland corporation (“Clifton Bancorp”), has completed the subscription offering being conducted in connection with Clifton Savings Bank’s proposed conversion from the mutual holding company to the stock holding company form of organization. Based on preliminary figures, Clifton Bancorp received orders for approximately $170.6 million of common stock, which is above the minimum of the offering range of $165.8 million.

Based on the results of the subscription offering, Clifton Bancorp will not conduct a community offering, syndicated offering or firm commitment public offering. The completion of the conversion and offering remains subject to the approval of the members of Clifton MHC and shareholders of the Company at their respective special meetings to be held on March 25, 2014, as well as customary regulatory approvals. Subject to receipt of those approvals, the Company anticipates closing the conversion and offering in early April 2014.

The Company is the holding company of the Bank, a federally chartered savings bank headquartered in Clifton, New Jersey. The Bank operates a total of 12 full-service banking offices in northeast New Jersey. At December 31, 2013, the Company had consolidated total assets of $1.1 billion, gross loans of $578.8 million, total deposits of $774.5 million and total shareholders’ equity of $191.5 million.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of the Company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Clifton Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by Clifton Bancorp

free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by Clifton Bancorp are available free of charge from the Corporate Secretary of Clifton Bancorp at 1433 Van Houten Avenue, Clifton, New Jersey 07013. The directors, executive officers, and certain other members of management and employees of Clifton Bancorp will participate in the solicitation of proxies in favor of the conversion from the shareholders of the Company. Information about the directors and executive officers of Clifton Bancorp is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

This press release contains certain forward-looking statements about the conversion and reorganization. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion, difficulties in selling the conversion stock or in selling the conversion stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company is engaged.